Exhibit 99.6

Kappes, Cassiday & Associates

7950 Security Circle ·Reno, Nevada USA 89506 ·Telephone: (775) 972 – 7575 · Fax: (775) 972- 4567

CONSENT OF KAPPES, CASSIDAY & ASSOCIATES.

We refer to our report entitled “ Technical Report For the Dolores Heap Leach Project In Mexico”, dated 11 April, 2006, (“the Report”).

We hereby consent to the filing, use, and incorporation by reference of, the Report and the references to our name in the Minefinders Corporation Ltd. Annual Report on Form 40-F/A Amendment No.1 to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Sincerely,

Kappes, Cassiday & Associates

“Michael W. Cassiday”         .

Michael W. Cassiday

_______________________.

Reno, NV USA

April 12, 2006